UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SILICOM LIMITED

(Name of Issuer)

Ordinary Shares, nominal value 0.01 New Israeli Shekels per Shar

(Title of class of Securities)

M84116 10 8

(CUSIP Number)

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1 (d)

Check the following box if a fee is being paid with this statement ☐. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP NO. M84116 10 8	13G	Page 2 of 4 Pages

1	NAME OR REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Yehuda Zisapel (no social security number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 943,723 Ordinary Shares
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 943,723 Ordinary Shares
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 943,723 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.85%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. M84116 10 8	13G	Page 3 of 4 Pages

Item 1.

(a)	Silicom Limited

(b)	8 Hanagar Street, Kfar Saba Industrial Park, Kfar Saba, Israel

Item 2.

(a)	Yehuda Zisapel

(b)	8 Hanagar Street, Kfar Saba Industrial Park, Kfar Saba, Israel

(c)	Israel

(d)	Ordinary Shares, nominal value 0.01 New Israeli Shekels per Share

(e)	M84116 10 8

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	943,723 Ordinary Shares

(b)	21.85%

(c)	(i)	943,723 Ordinary Shares

(ii)	None

(iii)	943,723 Ordinary Shares

(iv)	None

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on Bythe Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP NO. M84116 10 8	13G	Page 4 of 4 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2005 —————————————— Date

(-) —————————————— Signature

Yehuda Zisapel —————————————— Name/Title